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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

NETRATINGS, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
64116M108
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	64116M108

1	NAMES OF REPORTING PERSONS: TCS CAPITAL INVESTMENTS, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	CAYMAN ISLANDS

	5	SOLE VOTING POWER:

NUMBER OF		2,146,671

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,146,671

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,146,671

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.97%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	64116M108

1	NAMES OF REPORTING PERSONS: TCS CAPITAL GP, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	DELAWARE

	5	SOLE VOTING POWER:

NUMBER OF		3,475,284

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,475,284

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,475,284

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	64116M108

1	NAMES OF REPORTING PERSONS: ERIC SEMLER

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	UNITED STATES

	5	SOLE VOTING POWER:

NUMBER OF		3,475,284

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,475,284

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,475,284

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No. 64116M108
SCHEDULE 13G/A
This Amendment No. 4 (“Amendment”) to Schedule 13G (the “Schedule 13G”), relating to shares of common stock, par value $0.001 per share (the “Common Stock”), of NetRatings, Inc. (the “Issuer”), is being filed with the Securities and Exchange Commission (the “Commission”). This Amendment is being filed on behalf of TCS Capital GP, LLC, a Delaware limited liability company (“TCS GP”), TCS Capital Investments, L.P. (“TCS Capital Investments”), a Cayman Islands exempted limited partnership and Eric Semler the principal of TCS GP.
     This Schedule 13G relates to (A) shares of Common Stock of the Issuer purchased by Eric Semler and TCS GP for the accounts of (i) TCS Capital, L.P., a Delaware limited partnership (“TCS Capital”), (ii) TCS Capital II, L.P., a Delaware limited partnership (“TCS Capital II”), and (iii) TCS Capital Investments, and (B) shares of Common Stock of the Issuer purchased by TCS Capital Investments. TCS Capital holds 185,335 shares of the Common Stock, TCS Capital II holds 1,143,278 shares of the Common Stock, and TCS Capital Investments holds 2,146,671 shares of the Common Stock. TCS GP acts as general partner to each of TCS Capital, TCS Capital II and TCS Capital Investments, and Mr. Semler, as manager of TCS GP, controls the investment decisions of TCS GP.
     This Amendment is being filed to amend and restate Items 2(a), 2(c), and 4 as follows:
Item 2(a) Name of Person Filing:
          The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
          i) TCS Capital Investments, LP (“TCS Capital Investments”);
          ii)TCS Capital GP, LLC (“TCS GP”); and
          iii)Eric Semler (“Mr. Semler”).
Item 2(c) Citizenship:
          1) TCS Capital Investments is a Cayman Islands exempted limited partnership;
          2) TCS GP is a Delaware limited liability company; and
          3) Mr. Semler is a citizen of the United States.
Item 4. Ownership:
Item 4(a) Amount Beneficially Owned:
          i) TCS Capital Investments may be deemed to be the beneficial owner of 2,146,671 shares of Common Stock.

CUSIP No. 64116M108
          iii) Each of TCS GP and Mr. Semler may be deemed to be the beneficial owner of 3,475,284 shares of Common Stock. This number consists of (A) 2,146,671 shares of Common Stock held for the account of TCS Capital Investments, (B) 185,335 shares of Common Stock held for the account of TCS Capital, and (C) 1,143,278 shares of Common Stock held for the account of TCS Capital II.
Item 4(b) Percent of Class:
          i) The number of shares of Common Stock TCS Capital Investments may be deemed to beneficially own constitutes approximately 5.97% of the total number of shares of Common Stock outstanding. (Based upon information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q, the number of shares of Common Stock outstanding was 35,967,265 as of October 31, 2006.)
          ii) The number of shares of Common Stock each of TCS GP and Mr. Semler may be deemed to beneficially own constitutes approximately 9.7% of the total number of shares of Common Stock outstanding.
Item 4(c) Number of shares as to which such person has:

TCS Capital Investments
(i) Sole power to vote or direct the vote	2,146,671
(ii) Shared power to vote or to direct the vote	0
(iii) Sole power to dispose or to direct the disposition of	2,146,671
(iv) Shared power to dispose or to direct the disposition of	0

TCS GP
(i) Sole power to vote or direct the vote	3,475,284
(ii) Shared power to vote or to direct the vote	0
(iii) Sole power to dispose or to direct the disposition of	3,475,284
(iv) Shared power to dispose or to direct the disposition of	0

Mr. Semler
(i) Sole power to vote or direct the vote	3,475,284
(ii) Shared power to vote or to direct the vote	0
(iii) Sole power to dispose or to direct the disposition of	3,475,284
(iv) Shared power to dispose or to direct the disposition of	0

CUSIP No. 64116M108
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 8, 2007	TCS CAPITAL INVESTMENTS, LP

By: TCS Capital GP, LLC,
its General Partner

By: /s/ Eric Semler Name: Eric Semler Title: Managing Member

TCS CAPITAL GP, LLC

By: /s/ Eric Semler Name: Eric Semler Title: Managing Member

ERIC SEMLER

By: /s/ Eric Semler

CUSIP No. 64116M108
EXHIBIT INDEX
A.	Joint Filing Agreement by and among Mr. Eric Semler, TCS Capital Investments, LP and TCS Capital GP, LLC.